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BBH INTERNATIONAL EQUITY FUND
SUPPLEMENTAL PROXY INFORMATION
October 31, 2004 (unaudited)

A Special Meeting of Shareholders of BBH International Equity Fund (the Fund) was held on October 15, 2004. On August 31, 2004, the record date for shareholders voting at this meeting, there were 20,803,301 total outstanding shares. The following item was considered by shareholders and the results of their voting are listed below. This matter was approved.

1. To approve or disapprove a new Sub-Advisory Agreement between BBH & Co. and Mondrian Investment Partners Limited, formerly Delaware International Advisers, Ltd. (Mondrian), whereby Mondrian would have co-management responsibility for providing investment advisory services to the Fund.

		Shares voted affirmatively............ 	19,977,434
		Shares voted negatively................    240,846
		Shares abstaining.....................      42,833